United States securities and exchange commission logo





                              March 4, 2023

       Tom Berry
       Chief Executive Officer
       ILS Fixed Horizon LLC
       PO Box 1227
       210 Market Street
       El Campo, TX 77437

                                                        Re: ILS Fixed Horizon
LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed February 6,
2023
                                                            File No. 024-12055

       Dear Tom Berry:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amended Offering Statement on Form 1-A

       Cover Page

   1.                                                   We note that you are
offering    Debt Units    and/or    Limited Recourse Obligations    to
                                                        investors. Please
briefly describe and clarify the securities being offered to investors.
                                                        Also include a
cross-reference to the more detailed disclosure provided in Item 14 of
                                                        Form 1-A. Describe on
the cover page all six classes of Units and address the material terms of these
securities on the cover page, such as the interest rates and maturity dates along with other
material terms for each class. Clearly indicate, if true, that all debt payments are subject to
the discretion of the Manager. Specifically address whether the interest payments, the
principal repayments or both are subject the discretion of the
                                                        Manager.
   2. We note your disclosure that the Offering may be extended by the Company in its sole
 Tom Berry
FirstName  LastNameTom
ILS Fixed Horizon LLC Berry
Comapany
March      NameILS Fixed Horizon LLC
       4, 2023
March2 4, 2023 Page 2
Page
FirstName LastName
         discretion and your references to three and five year rate lock periods. Please revise to indicate the duration of the offering along with the duration of any extension period.
         Refer to Securities Act Rule 251(d)(3)(i)(F) for guidance.
3. We note your disclosure that the "Offering commenced on February 3, 2023." Please see
         Rule 251(d)(3)(i)(F) which requires a continuous offering to be commenced within two days of the offering statement being qualified. Please clarify your statement or advise us as appropriate.
4.       We note your references to    accredited    and    non-accredited
investors. Please reference
         the location in the Offering Circular where investors can locate the definition of these terms.
5. Please revise your cover page to include the full mailing address of your principal executive offices along with your phone number and your website address. Also indicate the approximate date of commencement of proposed sale to the public.
6.       Revise your cover page to include risk factor disclosure to address
(1) that all debt
         payments are subject to the discretion of the Manger, (2) that the Manager can make changes to the Unit classes without Debt Unit Holder notice or consent, and (3) there numerous conflicts of interest between the company, company management, company affiliates and the debt unit holders whereby company affiliates will be compensated to provide various services including investment of assets, conducting due diligence on borrowers, and selling loans.
State Law Exemption and Investor Suitability Requirements, page 5

7.       We note your reference to    qualified purchaser    in this section.
Please clarify that you are
         referring to the Securities Act of 1933 Rule 256 definition of
qualified purchaser   .
Classes of Units Offered: Class A, Class B, and Class C Non-Voting Debt Units, page 12

8.       We note your statement that the    Units will have the right to
Interest Payments.    Please
         revise to address how and how often the interest payments will be paid with each class of debt securities. Also address whether the Debit Units will have any scheduled principal repayments. Clarify what happens to the principal at the end of the Capital Commitment
         Period. Finally, also clarify whether the debt being issued is a secured or unsecured obligation. Address all material terms of the Debt Units. We may have further comments.
9.       We note your statement that    No Debt Payment to holders of Units are
assured   .    and
            All Debt Payments are further subject to the discretion of the
Manager.    We also note
         your statements that    the Manager will return the Capital
Contribution to Investors
         with sixty (60) days of receiving the written request.    Revise to
clarify whether the return
         of the Capital Contribution (principal repayment) at the differing time periods for the different Classes of Debt Units is assured and whether the return of the Capital
         Contribution and/or interest payments are subject to the discretion of the Manager.
 Tom Berry
FirstName  LastNameTom
ILS Fixed Horizon LLC Berry
Comapany
March      NameILS Fixed Horizon LLC
       4, 2023
March3 4, 2023 Page 3
Page
FirstName LastName
10.      We note there are three    Rate Lock Periods    with a one year
commitment, a three year
         commitment and a five year commitment period. Address whether a debt holder will receive the noted interest rate if they request a return of their Capital Contribution prior to the end of the noted commitment period(s). Also address if there are any additional expenses or charges if the commitment period is not reached prior to requesting a return of the Capital Contribution.
Offering Circular Summary, page 12

11. We note your disclosure that the Company primarily intends to purchase Notes from an
         Affiliate, which will originate the Notes. Please provide expanded disclosure to identify the Affiliate, explain how it will be determined which Notes will be allocated to you rather than other affiliates and describe the terms under which you will purchase the
         Notes, including any fees you will pay for these Notes.
12.      We note your statement that    Substantially all of the Company's
assets will be indirectly
         held by     the Company.    Please revise to clarify how the company
s assets will be
         indirectly held by the company.
13. Please revise to indicate the amount of offering expenses that have been paid for by the
         Sponsor and which you indicate will be repaid to the Sponsor.
The Offering, page 16

14.      We note your statement under the caption    Liquidation Rights    that
the Debt Units do not
         have liquidation rights. Please revise the disclosure, in the section
  Classes of Units   .
         on page 12 and in the section    DEBT UNIT HOLDERS    RIGHTS UNDER THE
         COMPANY    on page 44, to address the liquidation preferences of the
Debt Units.
         Specifically address the Debt Units liquidation preferences as compared to members and
         other debt holders/creditors. Also, revise your statement    None
as appropriate.
15.      We note your statement under the caption    Closing    that    [t]he
Company may     suspend
         the Offering on a temporary basis from time to time as it deems
necessary.    Please see
         Rule 251(d)(3)(i)(F) of Regulation A and tell us why you believe your offering should not be viewed as a delayed offering.
Risk Factors, page 18

16. Please revise the titles to your noted risk factors to indicate the risk being addressed in the title of the risk factor.
Risks Related to The Company's Business Plan, page 18

17.      Please put the risk factor    Debt Payments on the Units are Not
Guaranteed    as your first
         risk factor in this section.
 Tom Berry
FirstName  LastNameTom
ILS Fixed Horizon LLC Berry
Comapany
March      NameILS Fixed Horizon LLC
       4, 2023
March4 4, 2023 Page 4
Page
FirstName LastName
There will be competing demands on the officers of the Manager...., page 19

18. Please revise to indicate the other companies that the officers manage.
Risks of having no control in management, page 20

19. Please revise this risk factor to reflect the risks of holding the Debt Units. It appears to currently address the risks to members of the LLC.
Risk Related to Conflicts of Interest, page 24

20. Please revise to identify the affiliated companies in these risk factors.
Use of Proceeds, page 27

21. We do not understand how you derived the Net Proceeds to the Company from the Gross
         Offering Proceeds given the amounts reflected for Organization and Offering Expenses and Advisor Operating Expenses. Include in the table the allocation of the proceeds to the
         company   s stated use of proceeds for (i) pay fees and expenses to
the organization of the
         company and sales of the Units, (ii) providing private loans to borrowers for real estate related activities and (iii) establishing working capital reserves.
22.      We note that your Debt Unit offering is a    best efforts    offering.
Please revise this section
         to additionally address the use of proceeds if only 10%, 25%, and 50% of the offering is sold.
Description of Business, page 28

23. Identify and briefly describe the other Investor Loan Source (ILS) related entities.
Company Structure Graphic, page 29

24. Please revise the Company Structure Graphic to place ILS Fixed Horizon MGMT Corp.
         and ILS Legacy Holding LLC above ILS Fixed Horizon LLC along with the Debt Unit
         Investors below ILS Fixed Horizon LLC.
Company Affiliates' Current Ownership Interests in Loan Providers, page 30

25.      We note your statements, on pages 30 and 36, that    the prior
performance of the Sponsor,
         Sponsor Affiliates, and their respective affiliated entities may not predict the future performance of the Company and its affiliated entities or the return on an investment in
         the Units.    We also note your statement, on page 40, that    ILS
Fixed Horizon LLC (the
         "Sponsor") a Texas limited liability corporation.    Given that the
Company, ILS Fixed
         Horizon LLC, is defined as the Sponsor in the offering circular, your statements about prior performance appear to be nonsensical. It appears to us that your Sponsor may be
         ILS Fixed Horizon MGMT Corp. Please revise as appropriate or advise
us.
 Tom Berry
FirstName  LastNameTom
ILS Fixed Horizon LLC Berry
Comapany
March      NameILS Fixed Horizon LLC
       4, 2023
March5 4, 2023 Page 5
Page
FirstName LastName
Plan of Operations, page 35

26. We note your disclosure in this section of certain rates of return of affiliate programs.
         Please provide the disclosure referenced in Industry Guide 5. In particular, please provide an expanded prior performance narrative and prior performance tables. Refer to Release
         No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure
         Guidance Topic No. 6.
COMPENSATION OF MANAGEMENT AND DIRECTORS, page 39

27.      We note your statement that    Each member of Management receives
compensation for his
         or her services, including services performed for the Company, from Company
         Affiliates.    The compensation of the officers or directors provided
in response to Item 11
         of Form 1-A must reflect all the compensation awarded to, earned by, or paid to those officers or directors by any person for all services rendered in all capacities to the company, whether directly or indirectly. Please revise to provide the compensation awarded to, earned by, or paid to Donald Sutton and Tom Berry for all services rendered in all capacities to the company.
Principal Debt Unit Holders and Other Company Members, page 40

28. Revise the title of this section to reflect that the section addresses the beneficial ownership of the Company. Also update the table to the most recent practicable date.
29. We do not understand why the beneficial ownership table presents the non-voting debt securities. Remove the Debt Units from the table.
30. Add both Donald Sutton, President and Tom Berry, Chief Executive Officer to the table.
         Also include the listing of all executive officers as a group in the table. See Item 12(a)(1)
         of Form 1-A. Also clearly indicate the ultimate beneficial owners of ILS Legacy Holdings
         LLC.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, page 41

31. Please disclose the estimated aggregate dollar amount of front-end fees to be paid during the first fiscal year, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time.
         Please refer to Item 4.B of Industry Guide 5. Also, file the agreements regarding these fees as exhibits.
32. We note the manager's sole and absolute discretion regarding various fees and expenses until it determines that it is proven the Company can perform financially. Please clarify how the manager will determine if the company is performing financially and how it will determine applicable fees and expenses.
 Tom Berry
FirstName  LastNameTom
ILS Fixed Horizon LLC Berry
Comapany
March      NameILS Fixed Horizon LLC
       4, 2023
March6 4, 2023 Page 6
Page
FirstName LastName
DEBT UNIT HOLDERS RIGHTS UNDER THE COMPANY, page 44

33. Please provide an expanded description of the debt units which clearly describes their terms including the term of each series of notes and the Capital Commitment Period
         (   Rate Lock Period   ) provisions. Also, please file your remaining
exhibits including the
         governing documents which set forth the terms of the debt units. We may have further comments.
34.      We note your statement that    [t]he Units being offered     are Units
representing non-
         voting interests in the Company.    We also note that       Debt Unit
Holder    means a person
             has no ownership interests in the Company.    Please revise the
first sentence that
         implies that the Units have an equity interest in the company.
35. Please revise to address the operation of ILS Fixed Horizon LLC in a separate section from the description of the Debt Units.
Class A, B, and C Non-Voting $1,000 Par Value Units, page 44

36. Please revise to clearly address all the material terms of the Debt Units in this section including their liquidity preferences. Also clearly state that the Debt Units provide no ownership interests in the company. Indicate that all debt payments are subject to the discretion of the Manager. Address that the manager can make changes to the Unit classes without Debt Unit Holder notice or consent. Finally, we do not understand why the debt units are described as members of the LLC given that they do not have voting rights, no governance rights and have no ownership interests in the company. Please revise as appropriate or advise us.
Allocation of Profits and Losses, page 47

37.      We note your statement that    [t]he Company Operating Agreement
provides for the
         allocation of income and gain to both the Common Members and Debt Unit
Holders   .
         Please revise to clarify what income and gain goes to the Debt Unit Holders. We also
         note your prior statement that    a Debt Unit Holder     has no
ownership interest in the
         Company.    We may have further comment.
Mandatory Binding Arbitration, page 48

38. We note your discussion of the mandatory arbitration provisions in the Operating
         Agreement and Subscription Agreement. Please describe clearly the arbitration provisions in the offering statement and clarify in your response which
         sections of the agreements you are referencing.
Federal Income Tax Consequences of An Investment in the Company, page 49

39.      Please delete the term    certain    from the first sentence in the
first and third paragraphs in
         this section.
 Tom Berry
ILS Fixed Horizon LLC
March 4, 2023
Page 7
Legal Matters , page 51

40. Please provide a revised opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued and whether they will be binding obligations of the issuer. The provided opinion appears to reference common stock shares and not the debt units.
Additional Information , page 52

41. We note your reference to a website www.ils.cash which you state the company maintains; however, this website appears to be maintained by Loan Source LLC. Please clarify.
Index to Exhibits, page 54

42. Please file all applicable exhibits. For example, we note that your articles of organization and instruments defining the rights of the Debt Unit holders along with many other exhibits have not been included as exhibits.
Signatures, page 54

43. Please revise your signatures to include the signatures of the persons acting in the capacities of principal financial officer and principal accounting officer. Refer to
       Instruction 1 to the Signature section of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 if you
have questions regarding the comments.



                                                              Sincerely,
FirstName LastNameTom Berry
Comapany NameILS Fixed Horizon LLC                            Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
March 4, 2023 Page 7
cc:
FirstName Larry Pino
          LastName